Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

January 31, 2017

INVESTOR’S BUSINESS DAILY
ETFS
New Gold ETF,Sibling to GLD, Aims To
Counter Strong Dollar Headwind
A     strong dollar actsasaheadwind on gold. (© Roman
Bodnarchuk/stock.adobe.com)
L
APARNA NARAYANAN 12:06 PM ET
ike Fred and Ginger or wine and cheese, the oldest gold exchange traded fund and its freshly launched sibling seem to make the perfect pairing.
The new SPDR Long Dollar Gold Trust (GLDW), like the $30.43 billion SDPR Gold Shares (GLD), gives investors the portfolio diversification benefits of owning gold. Unlike that older ETF, GLDW seeks to mitigate the potential hurt to gold investments from a strong dollar.
That’s a pain American investors have grown familiar with over the past three years. Between 2014 and 2016, as the greenback rallied, the price of gold fell 5% in terms of the U.S. dollar but it went up 25% in terms of the euro, according to

State Street Global Advisors (SSGA).
Gold and the U.S.dollar tend to move in opposite directions.
GLDW attempts to solve the vexing problem of how to invest in gold when the dollar is strengthening.It tracks an index combining a long position in physical gold with a long position in the greenback,using swap agreements.

So the new ETF offsets the impact of a rallying dollar by,in effect,owning gold with a basket of foreign currencies.This basket includes the euro, Japanese yen, British pound,Canadian dollar,Swedish krona and Swiss franc.
“Together,GLDW and GLD may allow investors to enjoy the diversification benefits of holding gold in either strong or weak dollar environments,” said Joseph Cavatoni of World Gold Council, which helped to launch the new gold ETF.
The new gold ETF has a 0.50% expense ratio vs.0.40% for its older counterpart. That’s a fair premium given the additional costs and complexity tied to its investing method, said Nick Good,co-head of the global SDPR business at SSGA.
Unlike rival gold-backed ETFs that also benefit from a strong dollar environment, such as AdvisorShares Gartman Gold/Euro (GEUR) or AdvisorShares Gartman Gold/Yen (GYEN), GLDW does not use derivatives to obtain its exposure.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.